Tradewinds Universal

501 Mercury Lane
Brea, CA. 92821
855-434-4488

July 12, 2024

Via EDGAR

Eranga Dias
Geoffrey Erlanger

Division of Corporation Finance\Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Tradewinds Universal Acceleration Request for Registration Statement on Form S-1 File No. 333-276233

Dear Eranga Dias and Geoffrey Erlanger

Reference is made to our letter, filed as correspondence via EDGAR on July 11, 2024 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, July 12, 2024, at 10 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your consideration.

Sincerely,

By:	/s/ Andrew Read, President Tradewinds Universal